March 2, 2009
William H. Thompson
Branch Chief
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Form 10-K for Fiscal Year Ended August 30, 2008 Filed October 27, 2008 Form 10-Q for Fiscal Quarter Ended November 22, 2008 Filed December 19, 2008 File No. 1-10714
Dear Mr. Thompson:
AutoZone is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on our Form 10-K for the Fiscal Year Ended August 30, 2008 and the Form 10-Q for the Fiscal Quarter Ended November 22, 2008. Following, we have repeated your question and replied in bold immediately under each question. We propose to address our response to most of the comments by revising the disclosure in the next filing in which such disclosure would appear. Our responses also provide a sample disclosure, if applicable.
Form 10-K for Fiscal Year Ended August 30, 2008
Item 6. Selected Financial Data, page 17
1.	Please disclose how you treat closed and relocated stores in computing domestic comparable sales increases (decreases) in footnote (5).

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 29, 2009, footnote (5) will be expanded to reflect our methodology as follows:
The domestic comparable sales increases (decreases) are based on sales for all domestic stores open at least one year. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the day that store closes, and are excluded from the computation for all periods subsequent to closing.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 19
2.	We believe that your discussion and analysis of net sales for each year presented should be revised to enable readers to clearly understand the changes in net sales between periods and the underlying causes for the changes. As such, please revise to:
•	Quantify increases in net sales (or net sales dollars) related to domestic same store sales and stores excluded from domestic same store sales;

•	Clarify whether the increases in domestic, ALLDATA and Mexico net sales include or exclude amounts related to a 53rd week;

•	Include a discussion of the impact of changes in prices and volume; and

•	Disclose the underlying causes for changes in net sales between periods, including net sales of ALLDATA and stores in Mexico.
AutoZone Response:
Beginning with our next filing, we will revise our discussion and analysis of net sales to respond to this comment.
Our MD&A for the fiscal year ended 2008 compared to fiscal year 2007 is revised as follows:
For the year ended August 30, 2008, AutoZone reported net sales of $6.523 billion compared with $6.170 billion for the year ended August 25, 2007, a 5.7% increase from fiscal 2007. This growth was primarily driven by Net Sales of $142.5 million for fiscal 2008 from new stores, $125.9 million, or a 1.9% increase, from the addition of the 53rd week and a domestic same store sales (excluding 53rd week) increase of 0.4%. At August 30, 2008, we operated 4,092 domestic stores and 148 in Mexico, compared with 3,933 domestic stores and 123 in Mexico at August 25, 2007. The domestic same store sales increase was driven by higher average transaction value, partially offset by lower transaction count. Higher transaction value is attributable to product inflation due to both more complex, costly products and commodity price increases. Transaction counts have been lower due in part to products lasting longer. Including the 53rd week, domestic retail sales increased 4.5% and domestic commercial sales increased 6.8% from prior year. ALLDATA and Mexico sales, including the 53rd week, increased over prior year, contributing 1.2 percentage points of the total increase in net sales.
In addition, consider including a discussion of the key variables and financial measures disclosed in selected financial data and used by management in managing the business to the extent useful to an understanding and evaluation of changes in net sales. Please refer to Item 303(a) of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm.

AutoZone Response:

We believe the additional information in response to the first part of this comment combined with our “Executive Summary” and discussion of operations included on page 19, provide useful information to understanding the business from management’s perspective. We will continue to consider a discussion of key variables and financial measures used by management in managing the business, in accordance with the Commission guidance in Release No. 33-8350.

3.	Please quantify the effect of your efforts to transition vendor funding to more specific promotions and selling activities in the second paragraph on page 20. Refer to Item 303(a) of Regulation S-K.

AutoZone Response:

Our increased efforts with vendors to transition vendor funding to more specific promotions and selling activities resulted in vendor funding off-setting $13.0 million in operating, selling, general and administrative expenses that met the specific, incremental, and identifiable cost criteria pursuant to Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor.” We did not believe quantification of an immaterial amount (less than 1% of total expenses) would provide meaningful information to investors; rather, we wanted only to inform the reader of the change in practice. In future filings, we will quantify and disclose any material impact to operating, selling, general and administrative expenses from vendor funding.

4.	Please describe the category management efforts having a positive impact on gross profit as a percent of sales for each year presented. Also, please quantify the effect of category management efforts, supply chain efficiencies and increased distribution expense in your discussions of gross profit and disclose the underlying reasons and causes for the changes. Refer to Item 303(a) of Regulation S-K.

AutoZone Response:

Beginning with our next filing, we will revise our disclosures to quantify the various drivers of gross margin, to the extent material. Specifically, we will include the primary components: category management efforts, supply chain expenses and shrink expense.

The gross profit discussion comparing 2008 vs. 2007 will be revised in future filings as follows (with changes underlined):
Gross profit for fiscal 2008 was $3.268 billion, or 50.1% of net sales, compared with $3.064 billion, or 49.7% of net sales, for fiscal 2007. The increase in gross profit as a percent of net sales was primarily due to an approximately 50 basis point benefit from category management efforts, including an increase in average retail prices of products sold and vendor supported promotional activities. These efforts were partially offset by increased distribution expense principally relating to higher fuel costs.
An expanded disclosure comparing the 2007 vs. 2006 gross profit would read as follows (with changes underlined):
Gross profit for fiscal 2007 was $3.064 billion, or 49.7% of net sales, compared with $2.939 billion, or 49.4% of net sales, for fiscal 2006. The improvement in gross profit as a percent of net sales was primarily due to an approximately 30 basis point benefit from supply chain efficiencies, which included improved labor management in our distribution centers and more efficient use of our supply chain fleet. While not a driving factor, gross profit was also influenced by ongoing category management efforts.
5.	Please quantify the effect of higher employee medical expense and fuel expense for your commercial fleet and disclose the underlying reasons and causes for changes in the third paragraph on page 20. Also, please disclose the underlying reasons and causes for the change in occupancy costs in the ninth paragraph on page 20. Refer to Item 303(a) of Regulation S-K. In addition, we understand that you include delivery expenses in cost of sales. Please tell us why fuel expense of your commercial fleet is classified as operating, selling, general and administrative expense. Finally, disclose the types of expenses included in cost of sales and operating, selling, general and administrative expenses in your description of significant accounting policies in the notes to consolidated financial statements. Refer to APB 22.

AutoZone Response:

Beginning with our next filing, we will revise our disclosures to quantify the various drivers of operating, selling, general and administrative expenses, to the extent practicable.

The operating, selling, general and administrative expense discussion comparing 2008 vs. 2007 will be revised in future filings as follows (with key changes underlined):
Operating, selling, general and administrative expenses for fiscal 2008 increased to $2.144 billion, or 32.9% of net sales, from $2.009 billion, or 32.6% of net sales, for fiscal 2007. Approximately 20 basis points of the increase in operating expenses, as a percentage of sales, was due to higher employee medical expense driven by an increase in the number of catastrophic claims. The remaining increase was primarily due to higher fuel expense for our commercial fleet from increased fuel prices (approximately 6 basis points of the increase).

An expanded disclosure comparing the 2007 vs. 2006 operating, selling, general and administrative expense discussion would read as follows (with key changes underlined):
Operating, selling, general and administrative expenses for fiscal 2007 increased to $2.009 billion, or 32.6% of net sales, from $1.929 billion, or 32.4% of net sales for fiscal 2006. Approximately 30 basis points of the increase in operating expenses, as a percentage of sales, was due to higher occupancy cost, primarily as a result of a shift in the mix of our leased versus owned stores and flat same store sales growth. This was partially offset by leveraging payroll expense.
Additionally, fuel expense of our commercial fleet is classified as operating, selling, general and administrative expense as we believe the cost to deliver product from the stores to our customers to be a selling expense. However, all fleet costs to get the product from vendors and /or distribution centers to our stores are classified as cost of sales.
Lastly, beginning with our Form 10-K for the fiscal year ending August 29, 2009, we will disclose in our significant accounting policies, the primary types of expenses included in cost of sales and operating, selling, general and administrative expenses as follows:
Cost of Sales
•	Total cost of merchandise sold, including:
•	Freight expenses associated with moving merchandise inventories from our vendors to our distribution centers; and
•	Vendor allowances that are a reduction of the cost of inventory
•	Cost associated with operating our supply chain, including payroll and benefit costs, warehouse occupancy costs and depreciation, and transportation expenses for moving product from our distribution centers to our stores
•	Inventory shrinkage
Operating, Selling, General and Administrative
•	Payroll and benefit costs for store and field management employees;

•	Occupancy costs of retail and store support facilities;

•	Corporate expenses, including payroll and benefit costs;

•	Depreciation related to retail and store support assets;

•	Transportation costs associated with deliveries to commercial customers;

•	Advertising;

•	Self insurance costs; and

•	Other administrative costs, such as credit card transaction fees, supplies, and travel and lodging

Liquidity and Capital Resources, page 21
6.	Please describe the reasons for the significant change in merchandise inventories and accounts payable for each year in your discussion of net cash provided by operating activities. Also describe the credit policies of your vendors and disclose whether the trend in the accounts payable to inventory ratio is reasonably likely to continue. Refer to Item 303(a) of Regulation S-K and Commission Release No. 33-8350.

AutoZone Response:

In future filings we will revise our disclosure to respond to this comment. Our inventory increases are primarily attributable to an increased number of stores as well as our efforts to update product assortment in all of our stores. Additionally, many of our vendors have supported our initiative to update our product assortment by providing extended payment terms. These extended payment terms have allowed us to grow accounts payable at a faster rate than inventory.

We are not typically aware of the credit policies of our vendors nor do we know with certainty whether any trend will or will not continue, especially in these uncertain times. We do know that in many circumstances our vendors have relied on their ability to factor receivables from us in order to extend payment terms. As we stated in our Form 10-K, ‘we plan to continue leveraging our inventory purchases; however, our ability to do so may be impacted by a prolonged tightening of the credit markets which may directly limit our vendors’ capacity to factor their receivables from us.’ We respectfully submit that no further disclosure is necessary or appropriate under these circumstances.
Debt Facilities, page 22
7.	Please disclose the most restrictive minimum fixed charge coverage ratio specified in your credit agreements and the headroom at the end of the most recent year presented in the last paragraph on page 23.

AutoZone Response:

Beginning with our Form 10-K for the fiscal year ending August 29, 2009, we will revise our description of our debt facilities to include the following language regarding our debt covenants:

“Our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 29, 2009 was X.XX:1.

As of August 30, 2008 our consolidated interest coverage ratio was 4.57:1.”

Financial Commitments, page 24
8.	Please disclose other long-term obligations excluded from the table and other pertinent data to the extent necessary for an understanding of the nature and amount of the obligations in the footnotes or paragraph following the table. Refer to Item 303(a) of Regulation S-K and Commission Release No. 33-8350.

AutoZone Response:

In future filings, we will evaluate obligations excluded from the Financial Commitments table and disclose, if material, the amount and the reason for exclusion. The disclosure for the year ended August 30, 2008 would read as follows:
We have pension obligations reflected in our consolidated balance sheet that are not reflected in the table above due to the absence of scheduled maturities and the nature of the account. As of August 30, 2008, as disclosed in Note I – Pension and Savings Plans, the pension liability of $156.7 million was fully funded with pension assets totaling $160.9 million.
Additionally, as disclosed in Note D – Income Taxes, on August 26, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”). As of August 30, 2008, we classified as a current liability, approximately $16 million, including interest and penalties, and classified as long term approximately $40 million, including interest and penalties. We did not reflect these obligations in the Financial Commitments table as we are unable to make an estimate of the timing of payments due to uncertainties in timing of settlement of tax positions.

Critical Accounting Policies, page 28
9.	Please describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In doing so, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Commission Release No. 33-8350.
AutoZone Response:
In responding to this comment, we carefully reconsidered our critical accounting estimates. After this reconsideration, we determined that two of the seven accounting estimates we previously included – impairments and litigation/contingent liabilities – are no longer necessary to be included within the meaning of Commission Release #33-8350. While these items by their nature are uncertain and subject to change and estimating these items involve subjectivity and judgment, historically, these measurements have not had a material impact on our financial condition and operating performance. Moreover, we believe that they do not currently have, and are not likely in the foreseeable future to have, a material impact on our financial condition or operating performance.

In future filings, we will revise our critical accounting estimates by describing the material implications of uncertainties associated with the methods and assumptions used to arrive at our critical accounting estimates, the historical accuracy of these estimates and the historical variability, as well as our belief about the likely future variability, of these estimates in order to provide quantitative disclosure (when reasonably available) and qualitative disclosure about these estimates, ultimately with an eye toward providing greater insight into the quality and variability of information regarding financial position and operating performance. Our revised critical accounting estimates will be as follows:
Self-Insurance
We retain a significant portion of the risks associated with workers’ compensation, vehicle, employee health, general and product liability and property losses; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self insurance reserve estimates totaled $145 million, $133 million and $126 million as of the end of fiscal years 2008, 2007 and 2006, respectively. These increases are primarily reflective of our growing operations, including inflation and increases in vehicles and the number of hours worked. Additionally, at the end of fiscal 2008, our reserves reflected a $4 million disproportionate increase in our medical exposure due mainly to a large number of catastrophic claims, and to a lesser extent, rate increases.
The assumptions made by management in estimating our self insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and actuarial methods, to estimate the cost to settle reported claims, and claims incurred, but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal cost associated with claims, healthcare trends, and projected inflation of related factors. In recent history, we have experienced improvements in frequency, duration and severity of claims; however medical and wage inflation have partially offset these trends. Throughout this time, our methods for determining our exposure have remained consistent and these trends have been appropriately factored into our reserve estimates.
Management believes that the various assumptions developed and actuarial methods used to determine our self insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be overstated or understated. For instance, a 10% change in our self insurance liability would have affected net income by approximately $9 million for fiscal 2008.
As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly. In recent years, we have experienced favorable claims development, particularly related to workers compensation, and have adjusted our estimates accordingly. We attribute this success to programs, such as return to work and projects aimed at accelerating claims closure. The programs have matured and proved to be successful and are therefore considered in our current and future assumptions regarding claims costs.

Our liabilities for workers compensation, certain general and product liability, property and automotive claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of these obligations in our balance sheet using the appropriate risk-free interest rate as of the balance sheet date. If the discount rate used to calculate present value of these reserves changed by 50 basis points, net income would have changed approximately $2.0 million at August 30, 2008.
Our liability for health benefits is classified as current as historically, the average duration of the claims has approximated six weeks.
Inventory Reserves and cost of sales
LIFO
We state our inventories at the lower of cost or market using the last-in, first-out (“LIFO”) method. We do not write up inventory for favorable LIFO adjustments, and due to price deflation, LIFO costs of our inventories exceeded replacement costs by $225.4 million at August 30, 2008, calculated using the dollar value method. Effectively, cost of sales are reflected at the higher amount and in the event of price inflation, this unrecorded balance would be reduced.
Inventory Obsolescence and Shrink
Our inventory, primarily hard parts, maintenance items and accessories/non-automotive, is used on vehicles that have rather long lives; and therefore, the risk of obsolescence is minimal and the majority of excess inventory has historically been returned to our vendors for credit. In the isolated instances where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded costs, we record a charge (less than $10 million in each of the last three years) through cost of sales for the difference. These charges are based on management’s judgment, including estimates and assumptions regarding marketability of products and the market value of inventory to be sold in future periods.
Historically, we have not encountered material exposure to inventory obsolescence or excess inventory, nor have we experienced material changes to our estimates; however, we may be exposed to material losses should our vendors alter their policy with regard to accepting excess inventory returns.

Additionally, we reduce inventory for projected losses related to shrinkage, which is estimated based on historical losses and current inventory loss trends resulting from previous physical inventories. Shrinkage may occur due to theft, loss or inaccurate records for the receipt of goods, among other things. Throughout the year, we take physical inventory counts of our stores and distribution centers to verify these estimates. We make assumptions regarding upcoming physical inventory counts that may differ from actual results. Over the last three years, there has been less than a 25 basis point fluctuation in our shrinkage rate.
Each quarter, we evaluate the accrued shrinkage in light of the actual shrink results. To the extent our actual physical inventory count results differ from our estimates, we may experience material adjustments to our financial statements. Historically, we have not experienced material adjustments to our shrinkage estimates and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use.
A 10% difference in our inventory reserves as of August 30, 2008, would have affected net income by approximately $3 million in fiscal 2008.
Vendor allowances
AutoZone receives various payments and allowances from its vendors through a variety of programs and arrangements, including allowances for warranties, advertising and general promotion of vendor products. Vendor allowances are treated as a reduction of inventory, unless they are provided as a reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor’s products. In excess of 80% of the vendor funds received is recorded as a reduction of the cost of inventories and is recognized as a reduction to cost of sales as these inventories are sold.
Based on our vendor agreements, a significant portion of vendor funding we receive is based on our inventory purchases. Therefore, we record receivables for funding not yet received as we purchase inventory. During the year, we regularly review the receivables from vendors to ensure vendors are able to meet their obligations. We have not recorded a reserve against these receivables as we have legal right of offset with our vendors for payments owed them. Historically, we have had minimal write-offs (less than $100 thousand in any year) and these were due to severed relationships.

Income Taxes
Our income tax returns are audited by state, federal and foreign tax authorities and we are typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which we operate. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and experience with previous similar tax positions. We regularly review our tax reserves for these items and assess the adequacy of the amount we have recorded. As of August 30, 2008, we had approximately $41 million reserved for uncertain tax positions.
We evaluate potential exposures associated with our various tax filings in accordance with FIN 48 by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.
We believe our estimates to be reasonable and have not experienced material adjustments to our reserves in the previous three years; however, actual results could differ from our estimates and we may be exposed to gains or losses that could be material. Specifically, management has used judgment and made assumptions to estimate the likely outcome of certain tax positions. Additionally, to the extent we prevail in matters for which a liability has been established, or must pay in excess of recognized reserves, our effective tax rate in any particular period could be materially affected. A 10% difference in the ultimate settlement amount of our uncertain tax positions versus our tax reserves recorded at August 30, 2008, would have affected net income by approximately $3 million (in the year settled).

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee’s highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, the Company’s supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by the use of two key assumptions in the calculation of these balances:
i. Expected long-term rate of return on plan assets: As described more fully in Note I – Pension and Savings Plans, we have assumed an 8% long-term rate of return on our plan assets. This estimate is a judgmental matter in which management considers the composition of our asset portfolio, our historical long-term investment performance and current market conditions. We review the expected long-term rate of return on an annual basis, and revise accordingly. Additionally, we monitor the mix of investments in our portfolio to ensure alignment with our long-term strategy to manage pension cost and reduce volatility in our assets. At August 30, 2008, our plan assets totaled $161 million. A 50 basis point change in our expected long term rate would impact annual pension expense/income by approximately $800 thousand.
ii. Discount rate used to determine benefit obligations: This rate is highly sensitive and is adjusted annually based on the interest rate for long-term high-quality corporate bonds as of the measurement date using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. For fiscal 2008, we assumed a discount rate of 6.90%. A decrease in the discount rate increases pension expense. A 50 basis point change in the discount rate at August 30, 2008 would impact annual pension expense/income by approximately $300 thousand.

Item 8. Financial Statements and Supplementary Data, page 32
Notes to Consolidated Financial Statements, page 40
10.	Please disclose the accumulated balance for each classification of accumulated other comprehensive income for each year presented. Refer to paragraph 26 of SFAS 130.
AutoZone Response:
Beginning with our Form 10-K for the fiscal year ending August 29, 2009, we will include the accumulated balance for each classification of accumulated other comprehensive income or loss in the notes to our financial statements as follows:

			Unrealized	Net Loss
		Foreign	Loss (Gain) on	(Gain) on	Reclassification of
	Pension Liability	Currency	Marketable	Outstanding	Net Gains on	Accumulated Other
	Adjustments,	Translation	Securities, net	Derivatives,	Derivatives into	Comprehensive
(in thousands)	net of taxes	Adjustment	of taxes	net of taxes	Earnings, net of taxes	Loss
Balance at August 25, 2007	$2,453	$15,763	$77	$(3,654)	$(5,089)	$9,550

Balance at August 30, 2008	$4,270	$1,798	$(186)	$2,744	$(4,491)	$4,135

Balance at August 29, 2009
11.	We note your disclosure in Item 15(c) that schedules required by Rule 5-04 of Regulation S-X are omitted because the information is not required or the information is included in the financial statements or notes thereto. As the information required by Schedule II prescribed by Rule 12-09 of Regulation S-X is not reflected in the financial statements or notes thereto, please tell us your rationale for excluding the schedules. In your response, please address each class of valuation and qualifying accounts and reserves, including the allowance for uncollectible accounts receivable, reserves for sales and warranty returns, factored accounts receivable recourse reserves and the valuation allowance for deferred tax assets.

AutoZone Response:
We excluded the schedule prescribed by Rule 12-09 of Regulation S-X because all significant reserve balances are disclosed in our Notes to the Consolidated Financial Statements and the year over year change in each of the accounts is immaterial. Specifically, no change was greater than $1.5 million, representing less than 1% of any expense line, and there were no qualitative factors that would cause the inclusion of this information to be material to our investors. In future filings, we will expand our disclosures if the year over year change is material. These reserves are summarized and the Note where disclosed are as follows:
•	Allowance for uncollectible accounts receivable is discussed in Note A, where we disclose the balance of $16.3 million at the end of fiscal 2008 and $17.7 million at the end of fiscal 2007. During fiscal 2008, we had write-offs of accounts receivable against our reserve of $10.2 million, partially offset by provision for doubtful accounts of $8.8 million.
•	Reserve for sales and warranty returns is reflected in Note C, where we disclose our reserve for sales and warranty was $10.0 million at the end of fiscal 2008 and $8.6 million at the end of fiscal 2007. Fiscal 2006 was the last year that we provided in Note C a rollforward of this reserve due to the activity being immaterial in subsequent years.
•	Factored accounts receivable recourse reserve is discussed in Note A, where we disclose the balance of $1.2 million at the end of fiscal 2008 and $1.8 million at the end of fiscal 2007. We did not experience any write-offs of our factored accounts receivable during fiscal 2008.
•	Valuation allowance of deferred tax accounts is reflected in Note D, where we disclose the balance of $7.6 million at the end of fiscal 2008 and $8.2 million at the end of fiscal 2007. During fiscal 2008, we reduced the valuation allowance $600 thousand due to the expiration of certain tax credits and net operating loss carryforwards.
Marketable Securities, page 40
12.	Please disclose the aggregate amount of unrealized losses and related fair value of investments with unrealized losses that have been in a continuous loss position for less than one year and those that have been in a continuous loss position for one year or longer. Also, please tell us and disclose the factors you considered and procedures performed in reaching the conclusion that there are no other than temporary impairments. Refer to FSP FAS 115-1 and FAS 124-1.
AutoZone Response:
As of August 30, 2008, the aggregate amount of unrealized losses and related fair value of investments with unrealized losses that have been in a continuous loss position for less than one year was $50 thousand in unrealized losses with a related fair value of $7.6 million. Investments that have been in a continuous loss position for one year or longer had unrealized losses of $121 thousand with a related fair value of $1.4 million. We concluded that the amounts were not material and therefore disclosure was not required.

All of the unrealized losses reported involve government, corporate, asset backed and mortgage backed securities in a range of industries where the market value is not substantially below book value. We have the intent and ability to hold these investments until recovery of fair value or maturity, and do not deem the investments to be impaired on an other than temporary basis. In evaluating whether the securities are deemed to be impaired on an other than temporary basis, we consider factors such as the duration and severity of the loss position, the credit worthiness of the investee, the term to maturity and our intent and ability to hold the investments until maturity or until recovery of fair value in accordance with paragraph 16 of SFAS 115.
If material, beginning with our Form 10-K for the fiscal year ending August 29, 2009, we will supplement our disclosures on marketable securities to disclose the aggregate amount of unrealized losses and related fair value of investments with unrealized losses that have been in a continuous loss position for less than one year and those that have been in a continuous loss position for one year or longer. Also, we will disclose factors considered and procedures performed in reaching our conclusion that there are no other than temporary impairments.
13.	Please disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined. See paragraph 21.b. of SFAS 115.
AutoZone Response:
Beginning with our next filing, when material, we will disclose the proceeds from sales of available-for-sale securities and the related gross realized gains and gross realized losses included in earnings. Additionally, we will supplement our disclosures to reflect the specific identification method as the basis on which we determine the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings.
Accounts Receivable, page 41
14.	Please tell us and disclose the amount of the provision for doubtful accounts receivable for each year presented. See Rule 5-03(b)(5) of Regulation S-X.
AutoZone Response:
We did not disclose the provision for doubtful accounts receivable because we believed the amounts were not material to the financial condition, results of operations or liquidity since they were less than 1% of the total expenses. Additionally, we did not view the inclusion of this information as meaningful to our investors. Our provision for doubtful accounts receivable was $8.8 million in fiscal 2008, $6.0 million in fiscal 2007 and $5.4 million in fiscal 2006. We do not expect this upward trend to continue; rather, we anticipate our fiscal 2009 provision for doubtful accounts receivable to be comparable to fiscal 2008. In future filings we will expand our Note A disclosure on accounts receivable to include the annual provision for doubtful accounts receivable for each year presented, if we deem it quantitatively material to the financial statements or consider the information important to our investors to gain an understanding of our financial statements.

Vendor Allowances and Advertising Costs, page 43
15.	Please disclose the amount of vendor allowances and promotional funds recognized as a reduction to selling, general and administrative expenses for each year presented. In addition, please tell us whether the amount of advertising expense disclosed for each year is presented on a gross or net basis. If advertising expense is reported on a net basis, please disclose the amount of vendor allowances recognized as a reduction of advertising expense for each year.
AutoZone Response:
We did not recognize any vendor allowances or promotional funds as a reduction to selling, general and administrative expenses in fiscal years 2006 or 2007. In fiscal year 2008, we recognized $13.0 million in vendor allowances and promotional funds as a reduction to selling, general and administrative expenses.
The advertising expense disclosed in Note A — Significant Accounting Policies, is presented on a gross basis before vendor allowances and we will clarify that it is a gross presentation in future filings. In addition, we note that vendor allowances reducing advertising expense amounted to $2.9 million in fiscal 2008.
Note D — Income Taxes, page 49
16.	Please show us how to reconcile deferred income tax expense for fiscal 2008 to the amount presented in the consolidated statements of cash flows.
AutoZone Response:
In response to your comment, we carefully considered the classification of our current and deferred tax expense and believe we understated deferred tax expense and overstated current tax expense in Note D by $7.7 million, which is the difference between deferred tax expense in Note D and the amount presented in the consolidated statement of cash flows for the year ended August 30, 2008. We note that total tax expense for fiscal year 2008 is correct and the reclassification error is approximately 2% of total tax expense. We are not aware of any qualitative factors that would cause this reclassification to mislead investors, and as such, did not change the classification.

Note E — Derivative Instruments and Hedging Activities, page 50
17.	Please tell us how you determine the income tax amounts reflected in the table on page 51. Also tell us how you account for income taxes on reclassification adjustments.
AutoZone Response:
We record the tax amounts relating to gains/losses on outstanding derivatives using the current effective tax rate when the item will reverse. We record the tax effect of reclassifications using the tax rate for which the related asset or liability is recorded in other comprehensive income. We did not set up derivative transactions entered into prior to our fiscal year 2005 net of tax. We concluded that since the tax impact on the transactions was immaterial, no further disclosure was required. The tax would total $1.7 million for these items at our fiscal year ended 2008.
Note F — Financing, page 51
18.	Please tell us the conditions that support long-term classification of senior notes due July 2008, commercial paper and other debt at August 25, 2007. Refer to paragraphs 10 and 11 of SFAS 6.
AutoZone Response:
As of August 25, 2007, we had $435.6 million in senior notes and commercial paper maturing within the next 12 months. We disclosed in our Form 10-K for the year ended August 25, 2007, that we classified these obligations as long term as we had the ability and intent to refinance them on a long-term basis, as determined in accordance with paragraphs 10 and 11 of SFAS 6.
Specifically, we had $886.9 million in availability under our $1.0 billion of revolving credit facilities that would allow us to replace the short term obligations with long-term financing. These credit facilities expire in May, 2010.
In our most recently filed Form 10-Q for the first quarter ending November 22, 2008, we disclosed $318.9 million in outstanding debt maturing in the next 12 months classified as long-term debt and $860.5 million in available capacity under our revolving credit facilities that expire in May, 2010.
In future filings, we will continue to evaluate our intent and ability to refinance our short term obligations on a long-term basis in light of paragraphs 10 and 11 of SFAS 6, and present these obligations according to this guidance.

Note L — Litigation, page 57
19.	Regarding the litigation disclosed in first paragraph, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.
AutoZone Response:
Regarding the litigation disclosed in Note L — Litigation, it is not practicable to estimate the loss or possible range of loss within the meaning of paragraph 10 of SFAS 5. Beginning with our Form 10-K for the fiscal year ending August 29, 2009, we will revise our disclosure to include such statement, if the facts and circumstances remain the same.
Note M — Segment Reporting, page 57
20.	We note that you group products into hard parts, maintenance items and accessories and non-automotive categories as disclosed under the merchandising heading on page 5. Please disclose revenues for each product group unless it is impracticable to do so. If providing revenues for each group of products is impracticable, disclose that fact. Refer to paragraph 37 of SFAS 131. In addition, include a discussion and analysis of material changes in revenues for each product group in management’s discussion and analysis of financial condition and results of operations.
AutoZone Response:
Our discussion on page 5 grouped products that we sell into hard parts, maintenance items and accessories and non-automotive. These are broad product groupings intended to enhance the descriptive nature of our products for our shareholders, rather than communicate the way management runs the business. We do not prepare financial information for these groupings; therefore, we do not have gross margin or any other measure of profit or loss for them individually, nor do we manage our business, compensate employees, or evaluate performance based on these groupings. However, after considering the guidance in paragraph 37 of SFAS 131, we believe revenue for each of these product groupings may enhance the description of our products to our shareholders. Therefore, we will include in future filings the percentage of the Domestic and Mexico Auto Parts Stores revenue for each of these product groupings. Additionally, we will include in Management’s Discussion and Analysis of Financial Condition and Results of Operations, a discussion and analysis of material changes in revenue for each of the product groups listed. Our sample disclosure for our next applicable filing is as follows:

	Year Ended
	August 29,	August 30,	August 25,
	2009	2008	2007

Auto Parts Stores
Hard Parts		45%	46%
Maintenance Items		46%	45%
Accessories and Non-Automotive		9%	9%

Net Sales		100%	100%

21.	We note that the majority of your operations are located within the U.S. and that other operations include ALLDATA and Mexico locations. Please tell us the operating segments you have identified and the basis for your determination that your operations are managed as one reportable segment. Discuss how your organization is managed, whether you have chosen to organize the business around differences in products and services or geographic areas, business components for which discrete financial information is available and the financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. In addition, discuss your basis for aggregation of identified operating segments in light of the aggregation criteria, quantitative thresholds and other situations described in paragraphs 17 — 24 of SFAS 131.
AutoZone Response:
We have identified two operating segments, Domestic Auto Parts Stores (“DAP”) and Mexico Auto Parts Stores (“Mexico”), pursuant to paragraph 10 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, (“SFAS 131”). We believe that the DAP and Mexico operating segments are properly aggregated into one DAP reportable segment under paragraph 17 of SFAS 131.
We have also identified two business components of our enterprise, ALLDATA and E-Commerce, which would be operating segments if they were material. ALLDATA accounted for approximately 2% of our consolidated net sales for the fiscal year ended 2008, and E-Commerce accounted for less than 1% of our consolidated net sales for that fiscal year. Because each of these separate components are not material to our business due to their small relative volumes of net sales, we do not separately present data for ALLDATA and E-Commerce, but instead include them in our DAP reportable segment.

In our company organization, we distinguish between our business of selling auto parts and accessories (DAP, Mexico and E-Commerce) and our business of selling diagnostic and repair software (ALLDATA). In our business of selling auto parts and accessories, we differentiate between those products sold through our stores (DAP and Mexico) and those sold through our web-site (E-Commerce). In our stores we distinguish between our auto parts stores located in the United States and Puerto Rico (DAP) and our auto parts stores located in Mexico.
Our DAP operating segment, which accounts for 94% of net sales, is principally a retailer and distributor of automotive parts and accessories operating 4,092 stores at the end of fiscal 2008. All stores carry an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products; i.e. all stores carry a similar line of product that is available to all customers. Additionally, the various activities that we undertake as a company to purchase, distribute and sell our products to customers are performed for all stores by the same merchandising and distribution networks. Moreover, all stores have the same systems, equipment and training, designed to provide trustworthy advice and the best selection of parts and accessories to all of our customers. In our management structure, the store manager is responsible for all customers serviced by his/her store. Payroll hours are allocated to the stores based on sales volume and store standards, and the store manager is responsible for managing the allocated payroll and the staff mix at his/her store.
Our Mexico operating segment, which account for approximately 4% of net sales, is virtually identical to our domestic store operations in terms of management structure, products, customers, store design, systems, equipment and training for employees. The distinction between Mexico and DAP exists primarily because of the currency difference.
Management of DAP and Mexico
Our Chief Executive Officer is our chief operating decision maker (“CODM”). We have four executive vice presidents (“EVPs”) who report directly to the CODM. One of the EVPs is the segment manager for the DAP and Mexico operating segments (the “Operating EVP”). The Operating EVP has four levels of management between himself and the store managers.
Our management structure for DAP and Mexico are substantially the same. Specifically, the same EVP, who is responsible for DAP, is also responsible for Mexico, and each store manager in DAP and Mexico reports through a similar management structure to the EVP who reports directly to the CODM. Our other three EVPs are our Chief Financial Officer and Executive Vice President, Finance, Information Technology and Store Development, who is also the segment manager for E-Commerce, our Executive Vice President-Merchandising, Marketing and Supply Chain and our General Counsel. The other EVPs do not manage store operations.

Financial Information Reviewed by CODM
Our CODM allocates resources and assesses the Company’s performance at the Total Company, DAP and Mexico levels. Our primary resource allocation decisions involve capital for new stores, which are based on our planned mix and number of stores within each operating segment as a whole. The CODM allocates and approves the total capital for new stores for the DAP and Mexico operating segments. The deployment of that capital is directed by the Operating EVP.
To assist in making decisions with respect to budgeting, forecasting and allocating resources, the CODM receives financial information that includes the total company consolidated income statement, balance sheet and statement of cash flows (quarterly) along with income statements and balance sheets for DAP and Mexico, as well as the ALLDATA and E-Commerce components.
Financial information received by our CODM includes:
Quarterly
Each Quarter, our CODM receives results on a total company consolidated basis, which are supplemented by additional information for DAP, Mexico, ALLDATA, and E-commerce. Additionally, supporting information is prepared for the CODM to facilitate his quarterly meeting with the Board of Directors, analysts’ calls and to analyze the consolidated financial and operating results.
Period and Weekly
Each period our CODM receives the consolidated results, along with the segment and the component income statements. Balance sheet information is for the total company. Each week, he receives a “Flash” sales report and a forecast focused on total company and DAP results.
The CODM evaluates the performance of all of our stores comprising the DAP and Mexico operating segments and allocates resources based on all store sales and expenses within the operating segments.
Additionally, for information purposes only, the CODM receives the financial information that the Operating EVP, senior vice presidents, regional and divisional managers receive, which includes disaggregated income statement data by division, region, and product categories. Our CODM does not make decisions about resource allocations or assess the business based on this data. It is provided to the CODM to support our communication of the descriptive nature of our business to external stakeholders, such as the disclosures made in our annual report to investors.

Application of SFAS 131 Paragraph 10
Our two operating segments are DAP and Mexico and meet the paragraph 10 criteria as follows:
•	Both DAP and Mexico are components of our enterprise that earn revenue and incur expenses through the sale of auto parts and accessories.
•	Our CODM regularly reviews the operating results of DAP and Mexico on a weekly, period (measured in 4-5 week periods) and quarterly basis, and based on this information, allocates resources and assesses performance at the DAP and Mexico levels. The Operating EVP is then responsible for the deployment of allocated resources.
•	Discrete financial information is available for both DAP and Mexico.
Aggregation of DAP and Mexico
Our two operating segments — DAP and Mexico — collectively represent 98% of consolidated net sales and meet the aggregation criteria in paragraph 17 of FAS 131.
Paragraph 17 states that operating segments may be aggregated if they have similar economic characteristics. Both DAP and Mexico have similar long-term economic characteristics and are likely to converge over the long term. Their gross margins, as percentage of sales, for fiscal year 2008 were within approximately 235 basis points of each other (the difference in the two percentages is less than 5%; not percentage points). We believe that the gross margins for fiscal year 2008 are representative of expected future performance and the gross margin as a percentage of sales for DAP and Mexico will converge over the long term.
Paragraph 17 also requires that aggregated operating segments be similar in each of five qualitative areas: the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and, if applicable, the nature of the regulatory environment (for example, banking, insurance, or public utilities). DAP and Mexico sell the same products, which are auto parts and accessories for passenger vehicles. Both DAP and Mexico have the same production process, in that they procure the auto parts and accessories they sell from the same vendor base, which for both include vendors in Mexico (mainly Mexican subsidiaries of U.S. companies) and in the United States. The customers for both DAP and Mexico are the same — consumers of auto parts for installation in passenger vehicles. The same distribution process is used to move products to all our stores in the U.S. and Mexico. There is no specific regulatory environment that would cause any dissimilarity between DAP and Mexico.

Additionally, as previously noted, our management structure for Mexico is similar to DAP. Specifically, the Operating EVP who is responsible for DAP is responsible for Mexico, and each store manager reports though a similar structure to the Operating EVP.
For these reasons, we believe the DAP and Mexico operating segments meet the quantitative and qualitative aggregation criteria under SFAS 131 paragraph 17; they have similar long-term economic characteristics, and sell the same product, which is procured and distributed in the same manner, to the same type of customers. As a result, we aggregate DAP and Mexico into one reportable segment, DAP. We believe that this presentation is consistent with the objective and principles of SFAS 131 paragraph 3, as it provides users of our financial statements with all of the information about our auto part stores that they need to help them understand the Company’s performance, assess the Company’s prospects for future net cash flows and make more informed judgments about the Company as a whole.
Organization and Management of ALLDATA and E-Commerce
ALLDATA is our branded automotive diagnostic and repair software business. ALLDATA personnel report to the Vice President — ALLDATA, who reports to the Operating EVP. E-Commerce consists of sales of auto parts and products through our website, Autozone.com, and provides information and support to our customers to facilitate purchases in our stores. We have a Director of E-Commerce, who as stated above, reports to our CFO; rather than the EVP who oversees DAP, Mexico and ALLDATA.
We have combined the results of the ALLDATA and E-Commerce businesses within DAP due to the immateriality of each of these businesses to our overall results of operations. As stated above, ALLDATA accounts for approximately 2% of consolidated net sales and E-Commerce accounts for less than 1% of consolidated net sales. We will continue to monitor the relative size and importance of the ALLDATA and E-Commerce components of our business, and if either becomes material to our business, we will re-evaluate the segment and reporting requirements in accordance with SFAS 131.

Item 9A. Controls and Procedures
22.	Please revise your disclosure regarding changes in internal control over financial reporting to comply with Item 308(c) of Regulation S-K. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
AutoZone Response:
In future annual filings, we will revise our disclosure regarding changes in internal control over financial reporting to include the following language, assuming no material changes:
During our fiscal fourth quarter ended August 29, 2009, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.
Form 10-Q for Fiscal Quarter Ended November 22, 2008
23.	Please address the above comments in future filings as applicable.
AutoZone Response:
In our next Form 10-Q for the quarter ending February 14, 2009, we will reflect all relevant changes discussed herein.
AutoZone, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call John Huber of Latham and Watkins, LLP at (202) 637-2242 to discuss this response.
Yours truly,
AutoZone Inc.

By:	/s/ William T. Giles
Chief Financial Officer,
Executive Vice President, Finance,
Information Technology and Store Development
(Principal Financial Officer)